
July 7, 2014

<u>Via E-mail</u>
Darren E. Stine
Chief Financial Officer
Wound Management Technologies, Inc.
16633 Dallas Parkway, Suite 250
Addison, TX 75001

> **Re: Wound Management Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 6, 2014**
> **File No. 000-11808**

Dear Mr. Stine:

We have completed our limited review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Michael L. Laussade, Esq.
             Jackson Walker LLP